Filed by General Electric Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Honeywell International Inc.
                                                     Commission File No.: 1-8974


                                                                    NEWS RELEASE
                                                        General Electric Company
                                       3135 Easton Turnpike, Fairfield, CT 06431



               GENERAL ELECTRIC TO ACQUIRE HONEYWELL IN A TAX-FREE
                             MERGER FOR $45 BILLION
                    Honeywell Shareowners to Receive GE Stock
             Jack Welch to Continue as GE Chairman until End of 2001

         New York City - October 22, 2000 - The General Electric Company (NYSE:
GE) and Honeywell (NYSE: HON) today announced that GE has agreed to acquire Honeywell in a tax-free merger valued at $45 billion dollars, plus assumed debt. As part of this definitive agreement, Honeywell shareowners will receive 1.055 shares of GE stock in exchange for one share of Honeywell. Along with other customary deal protections, GE will receive an option for 19.9% of Honeywell's outstanding stock.

         The announcements were made today by John F. Welch, Chairman and CEO of GE, and Michael R. Bonsignore, Chairman and CEO of Honeywell. Mr. Bonsignore will become a member of the GE Board of Directors. Two additional Honeywell directors will join Bonsignore on the GE Board.

         The Boards of Directors of both companies have approved the merger agreement, which is subject to regulatory approval and the approval of Honeywell shareowners. The merger is expected to be completed in early 2001.

         "Honeywell's core group of businesses -- Avionics, Automated Controls, Performance Materials and its new microturbine technology -- are a perfect complement to four of GE's major businesses," Mr. Welch said. "Not only are the businesses a perfect fit, but so are the people and processes. GE's operating system and social architecture, coupled with a both companies' initiatives of Six Sigma, Services, Globalization and e-Business are also a perfect fit."

         Said Mr. Bonsignore: "This transaction preserves and strengthens the Honeywell brand worldwide while providing superior value to our shareowners, customers and employees. Honeywell's rich global heritage of technology and innovation will be substantially enhanced as part of GE. I look forward to working with Jack Welch as a member of the GE board to ensure a seamless transition and to make a continuing contribution to one of the world's greatest companies."

         Mr. Welch will stay on as Chairman and CEO of GE until the end of 2001, through the Honeywell transition.

         Silas S. Cathcart, the longest-serving GE director and chairman of GE's Management Development and Compensation Committee, said: "We have three objectives: to make the largest acquisition in GE's history when the time is right; to proceed on schedule with succession actions to name a Chairman- elect before year end; and to use Jack Welch's vast experience for several more months to ensure that this, our largest acquisition, is also our most successful."

         GE expects to account for the Honeywell acquisition as a pooling of interests. Operations are expected to have double-digit accretion to the company's earnings per share in the first full year, excluding any one-time charges.

         GE will use the "GE-Honeywell" brand name in some key product lines.

         GE, with anticipated 2000 revenues of $130 billion, is a diversified technology, services and manufacturing company with a commitment to achieving customer success and worldwide leadership in each of its businesses. GE operates in more than 100 countries and employs 340,000 people worldwide.

         Honeywell is a $25-billion diversified technology and manufacturing leader, serving customers worldwide with avionic products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics; and electronic and advanced materials. Honeywell employs approximately 120,000 people in 95 countries.

Caution Concerning Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transaction described to be completed for any reason. More detailed information about those factors is contained in GE's and Honeywell's filings with the Securities and Exchange Commission.

Honeywell will be filing a proxy statement and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the


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documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Honeywell may be obtained free of charge by contacting Honeywell International Inc., 101 Colombia Road, Morristown, New Jersey 07962, Attention: Investor Relations (tel.: 973-455-5402). INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Honeywell and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Honeywell stockholders. The directors and executive officers of Honeywell include: Hans W. Becherer, Gordon
M. Bethune, Michael R. Bonsignore, Marshall N. Carter, Jaime Chico Pardo, Giannantonio Ferrari, Ann M. Fudge, James J. Howard, Barry C. Johnson, Robert D. Johnson, Bruce Karatz, Peter M. Kreindler, Robert P. Luciano, Russell E. Palmer, James T. Porter, Ivan G. Seidenberg, John R. Stafford, Richard F. Wallman and Michael W. Wright. Collectively, as of September 30, 2000, the directors and executive officers of Honeywell beneficially owned approximately 0.9% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.


Media Contacts:

Gary Sheffer, GE, 212/664-5823 or 6268; 203/373-3871; 203/253-9299

Tom Crane, Honeywell 973-455-4732



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